Free Writing Prospectus, dated April 3, 2013 (To Prospectus, dated August 31, 2010 and Prospectus Supplement, dated April 3, 2013)	Filed Pursuant to Rule 433(d) Registration Statement 333-169119

Pricing Term Sheet

Issuer:	Barclays Bank PLC

Expected Issue Ratings:	BBB- (S&P), BBB- (Fitch)[1]

Status:	Dated Subordinated Debt

Legal Format:	SEC Registered

Principal Amount:	USD 1,000,000,000

Trade Date:	3 April, 2013

Settlement Date:	10 April, 2013

Maturity Date:	10 April, 2023

Optional Call Date:	10 April, 2018 (one time call only)

Initial Interest Period:

Initial Fixed Rate:	7.75%, from and including 10 April, 2013 to, but excluding, the Reset Date

Reset Date:	10 April, 2018

Initial Interest Payment Dates:	Semi-annually in arrear on each of 10 April and 10 October in each year up to and including the Reset Date, commencing on 10 October, 2013.

Day Count:	30/360, following, unadjusted

Benchmark Treasury:	UST 0.75 3/31/18

Spread to Benchmark:	+701.9 bps

Spread to Mid Market Swap Rate:	+683.3 bps

Interest Period Following the Reset Date:

Fixed Rate Following the Reset Date:	The prevailing Mid Market Swap Rate on the Reset Determination Date plus 6.833%, from and including the Reset Date (see below for definition of Mid Market Swap Rate).

Interest Payment Dates Following the Reset Date:	Semi-annually in arrear on each of 10 April and 10 October in each year, commencing on 10 October, 2018 and ending on the Maturity Date.

Day Count:	30/360, following, unadjusted

Spread to Mid Market Swap Rate:	+683.3 bps

Reset Determination Date:	“Reset Determination Date” means the second Business Day immediately preceding the Reset Date.

1 Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Mid Market Swap Rate:

“Mid Market Swap Rate” means the mid market U.S. dollar swap rate Libor basis having a five-year maturity appearing on Bloomberg page “ISDA 01” (or such other page as may replace such page on Bloomberg, or such other page as may be nominated by the person providing or sponsoring the information appearing on such page for purposes of displaying comparable rates) at 11:00 a.m. (New York time) on the Reset Determination Date, as determined by the Calculation Agent. If such swap rate does not appear on such page (or such other page or service), the Mid Market Swap Rate shall instead be determined by the Calculation Agent on the basis of (i) quotations provided by the principal office of each of four major banks in the U.S. dollar swap rate market (which banks shall be selected by the Calculation Agent in consultation with the Issuer no less than 20 calendar days prior to the Reset Determination Date) (the “Reference Banks”) of the rates at which swaps in U.S. dollars are offered by it at approximately 11.00 a.m. (New York time) (or thereafter on such date, with the Calculation Agent acting on a best efforts basis) on the Reset Determination Date to participants in the U.S. dollar swap rate market for a five-year period and (ii) the arithmetic mean expressed as a percentage and rounded, if necessary, to the nearest 0.001% (0.0005% being rounded upwards) of such quotations. If the Mid Market Swap Rate is still not determined on the Reset Determination Date in accordance with the foregoing procedures, the Mid Market Swap Rate shall be the mid market U.S. dollar swap rate Libor basis having a five-year maturity that appeared on the most recent Bloomberg page “ISDA 01” (or such other page as may replace such page on Bloomberg, or such other page as may be nominated by the person providing or sponsoring the information appearing on such page for purposes of displaying comparable rates) that was last available prior to 11.00 a.m. (New York time) on the Reset Date, as determined by the Calculation Agent.

The Fixed Rate following the Reset Date may be less than the Initial Fixed Rate.

Business Days:	New York, London

Reoffer Yield:	7.75%

Price to Public:	100.000%

Estimated Underwriter Compensation:	Estimated to be a maximum of approximately 2.0% of principal amount of the Notes, including a structuring fee of 0.50% payable to Barclays Capital Inc.

Estimated Net Proceeds:	USD 980,000,000

Principal Redemption:	100.000%

Interest Deferral:	None.

Joint Bookrunners:	Barclays Capital Inc., BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC.

Co-lead managers:	Banco Bilbao Vizcaya Argentaria, S.A., Capital One Southcoast, Inc., COMMERZBANK AKTIENGESELLSCHAFT, ING Bank N.V. Belgian Branch, Lloyds TSB Bank plc, Mediobanca – Banca di Credito Finanziario S.p.A., Mizuho Securities USA Inc., Royal Bank of Canada Europe Limited, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SMBC Nikko Capital Markets Limited, TD Securities (USA) LLC

Ranking:	Subordinated obligations. In winding up or administration of the Issuer, the Notes shall rank at least pari passu with other dated subordinated obligations and other securities of the Issuer which in each case by law rank, or by their terms are expressed to rank, pari passu with the Notes (including the Issuer’s $1.25 billion 5.14% Lower Tier 2 Notes due October 2020 and the Issuer’s $3 billion 7.625% Contingent Capital Notes due November 2022)

Capital Adequacy Trigger Event:

A “Capital Adequacy Trigger Event” shall occur if the CET1 Ratio as of the last day of each fiscal quarter or as of any other business day on which the CET1 Ratio is calculated upon the instruction of the Prudential Regulation Authority (as defined in the prospectus supplement) (the “PRA”), as the case may be, is less than 7.00% on such date.

“CET1 Ratio” means, on the relevant date, the ratio of CET1 Capital to the Risk Weighted Assets (each as defined in the prospectus supplement) of Barclays PLC and its consolidated subsidiaries (the “Group”), calculated by Barclays PLC on a consolidated basis in accordance with PRA guidelines applicable to the Group, expressed as a percentage.

“CET1 Capital” means, on the relevant date, (i) before the CRD IV implementation date, “core tier 1 capital” of the Group, less applicable deductions, and (ii) after the CRD IV implementation date, the “common equity tier 1 capital” of the Group, less applicable deductions, in either case as calculated by Barclays PLC on a consolidated basis in accordance with PRA guidelines applicable to the Group (as more fully described in the prospectus supplement).

The term “core tier 1 capital” shall have the meaning assigned to such term in the capital adequacy standards and guidelines of the PRA and “common equity tier 1 capital” shall have the meaning assigned to such term in CRD IV, subject to the transitional arrangements as implemented by the PRA.

Automatic Write-Down:

If a Capital Adequacy Trigger Event occurs, then an Automatic Write-Down will occur.

“Automatic Write-Down” means the automatic write-down of the full principal amount of the Notes that has not become due to zero and the cancellation of the notes upon the expiration of the Suspension Period (as defined in the prospectus supplement).

Any Automatic Write-Down will result in holders not having any rights with respect to repayment of the principal amount of the Notes that has not become due or the payment of interest on such Notes for any period from (and including) the interest payment date falling immediately prior to the occurrence of such Automatic Write-Down, except for any rights of the holders with respect to any payments under the Notes that were due and payable prior to the date of such Automatic Write-Down. As a result, the holders will lose their entire investment in the Notes. Prior to the date on which an Automatic Write-Down occurs, the Issuer will give an Automatic Write-Down Notice to the trustee and the holders via The Depository Trust Company (“DTC”). Following the receipt of the Automatic Write-Down Notice by DTC and the commencement of the Suspension Period, DTC shall suspend all clearance and settlement of the Notes. As a result, holders will not be able to settle the transfer of any Notes from the commencement of the Suspension Period, and any sale or other transfer of the Notes that a holder may have initiated prior to the commencement of the Suspension Period that is scheduled to settle during the Suspension Period will be rejected by DTC and will not be settled within DTC.

Each purchaser of the Notes by its acquisition of the Notes and as a holder of Notes:

(1) consents to the Automatic Write-Down and acknowledges that such Automatic Write-Down of its Notes following a Capital Adequacy Trigger Event may occur without any further action on such holder’s part and authorizes, directs and requests DTC and any direct participant in DTC or other intermediary through which it holds such notes to take any and all necessary action, if required, to implement the Automatic Write-Down; and

(2) (i) agrees to all the terms and conditions of the Notes, including, without limitation, those related to the occurrence of a Capital Adequacy Trigger Event and any related Automatic Write-Down, (ii) agrees that effective upon, and following, the occurrence of the Automatic Write-Down, other than with respect to payments that have become due and payable prior to such Automatic Write-Down, no amount shall be due and payable to the holders under the Notes, and the holders shall not have the right to give a direction to the trustee with respect to the Capital Adequacy Trigger Event and any related Automatic Write-Down and (iii) waives, to the extent permitted by the Trust Indenture Act, any claim against the trustee arising out of its acceptance of its trusteeship for the Notes, including, without limitation, claims related to or arising out of or in connection with a Capital Adequacy Trigger Event and/or the Automatic Write-Down.

Agreement with Respect to Exercise of UK Bail-in Power:

By its acquisition of the Notes, each holder of the Notes acknowledges, agrees to be bound by and consents to the exercise of any U.K. bail-in power (as defined below) by the relevant U.K. resolution authority that may result in the cancellation of all, or a portion, of the principal amount of, or interest on, the Notes and/or the conversion of all, or a portion, of the principal amount of, or interest on, the Notes into shares or other securities or other obligations of the Issuer or another person (other than in respect of each of the foregoing, payments of principal and interest that have become due and payable prior to the exercise of the U.K. bail-in power), and the rights of the holders under the Notes are subject to the provisions of any U.K. bail-in power which are expressed to implement such a cancellation or conversion.

For these purposes, a “U.K. bail-in power” is any statutory write-down and/or conversion power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of credit institutions and investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to the Issuer or other members of the Group, including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a European Union directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms, pursuant to which obligations of a credit institution or investment firm or any of its affiliates can be cancelled and/or converted into shares or other securities or obligations of the obligor or any other person (and a reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K. bail-in power).

According to the principles proposed in the draft RRD, Barclays expects that the relevant U.K. resolution authority would exercise its U.K. bail-in powers in respect of the notes having regard to the hierarchy of creditor claims and that the holders of the notes would be treated pari passu with all Other Pari Passu Claims (as defined in the prospectus supplement) at that time being subjected to the exercise of the U.K. bail-in powers.

By its acquisition of the Notes, each holder of the Notes, to the extent permitted by the Trust Indenture Act, waives any and all claims against the trustee for, agrees not to initiate a suit against the trustee in respect of, and agrees that the trustee shall not be liable for, any action that the trustee takes, or abstains from taking, in either case in accordance with the exercise of the U.K. bail-in power by the relevant U.K. resolution authority with respect to the Notes.

By its acquisition of the Notes, each holder shall be deemed to have (i) consented to the exercise of any U.K. bail-in power as it may be imposed without any prior notice by the relevant U.K. resolution authority of its decision to exercise such power with respect to the notes and (ii) authorized, directed and requested DTC and any direct participant in DTC or other intermediary through which it holds such notes to take any and all necessary action, if required, to implement the exercise of any U.K. bail-in power with respect to the Notes as it may be imposed, without any further action or direction on the part of such holder.

Tax Call:

The Issuer may, at its option, redeem the Notes upon giving notice, in whole but not in part, at a redemption price equal to 100% of their principal amount, together with any accrued but unpaid interest to the date fixed for redemption, upon the occurrence of a Tax Event (subject to (i) the provisions described under “Conditions on Redemption” below, (ii) the circumstance that entitles the Issuer to exercise such right of redemption of the notes not being (in the opinion of the Issuer) reasonably foreseeable at the Settlement Date and (iii) in the case of each Tax Event, such obligation not being able to be avoided by the Issuer taking reasonable measures available to it).

A “Tax Event” shall be deemed to have occurred in the event of any change in tax law or regulation or the official application or interpretation thereof including, without limitation, (a) any failure to enact the U.K. Finance Act 2013 or (b) any material amendment (whether at the time of enactment or thereafter) to the draft U.K. Finance Act 2013 published on December 11, 2012 relating to the taxation of Tier 2 Capital) that would (1) require the Issuer (or any successor entity) to pay additional amounts to holders, (2) result in the Issuer (or any successor entity) not being entitled to claim a deduction in respect of any payments in computing its (or any successor entity’s) taxation liabilities or materially reducing the amount of such deduction or (3) result in the Issuer (or any successor entity) not, as a result of the Notes being in issue, being able to have losses or deductions set against the profits or gains, or profits or gains offset by the losses or deductions, of companies it (or any successor entity) is or would otherwise be so grouped for applicable United Kingdom tax purposes (whether under the group relief system current as at the date of issue of the notes or any similar system or systems having like effect as may from time to time exist).

Regulatory Call:

The Issuer may, at its option, redeem the Notes upon giving notice, in whole but not in part, at a redemption price equal to 100% of their principal amount, together with any accrued but unpaid interest to the date fixed for redemption, upon the occurrence of a Regulatory Event (subject to (i) the provisions described under “Conditions on Redemption” below and (ii) the circumstance that entitles the Issuer to exercise such right of redemption of the notes not being (in the Issuer’s opinion) reasonably foreseeable at the Settlement Date).

A “Regulatory Event” means that the Issuer determines that for any reason the Notes are fully excluded from the Group’s Tier 2 Capital within the meaning and for the purposes of (1) the capital adequacy requirements of the PRA or (2) any other regulation, directive or other binding rules, standards or decisions adopted by the institutions of the European Union.

Optional Call:	The Issuer may, at its option, redeem the Notes, in whole but not in part, on 10 April, 2018 at 100% of their principal amount, together with any accrued but unpaid interest to (but excluding) the date fixed for redemption (subject to the provisions described under “Conditions on Redemption” below).

Conditions on Redemption:

Notwithstanding any other provision:

(1) the Issuer may redeem the Notes prior to their Maturity Date only if the Issuer has obtained the PRA’s prior consent (as (and to the extent) required by applicable law and regulation) for the redemption of the relevant Notes in question; and

(2) in the event of a redemption prior to the fifth anniversary of the Settlement Date, only if (i) the circumstance that entitles the Issuer to exercise that right of redemption is the result of a change in the applicable tax treatment or regulatory classification of the Notes; and (ii) if at the time of the exercise of the right of redemption (and if and to the extent required at such time), the Issuer complies with the PRA’s main Pillar 1 rules applicable to the Issuer and other BIPRU firms (within the meaning of the PRA’s General Prudential Sourcebook) and will continue to do so after the redemption of the Notes.

Denominations:	USD 200,000 and integral multiples of USD 1,000 in excess thereof

ISIN/CUSIP:	US06739FHK03 / 06739FHK0

Documentation:	To be documented under the Issuer’s SEC registered shelf

Clearing	DTC

Listing:	London

Calculation Agent:	The Bank of New York Mellon, acting through its London branch, or its successor appointed by the Issuer. All determinations and any calculations made by the Calculation Agent for the purposes of calculating the Mid Market Swap Rate shall be conclusive and binding on the holders of the Notes, the Issuer and the trustee, absent manifest error. The Calculation Agent shall not be responsible to the Issuer, Noteholders or any third party for any failure of the Reference Banks to provide quotations as requested of them or as a result of the Calculation Agent having acted on any quotation or other information given by any Reference Bank which subsequently may be found to be incorrect or inaccurate in any way.

Governing Law:	New York law, except for subordination provisions which will be governed by the laws of England and Wales.

The Issuer has filed a registration statement, including a prospectus and preliminary prospectus supplement, with the U.S. Securities and Exchange Commission (the “SEC”) for this offering. Before you invest, you should read each of these documents and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc. by calling 1-888-603-5847, BNP Paribas Securities Corp. at 1-800-854-5674, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Morgan Stanley & Co. LLC at 1-866-718-1649 or Wells Fargo Securities, LLC at 1-800-326-5897.